UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month April 2012

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .            .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Relevant Event, dated April 20, 2012.	2

GRIFOLS, S.A.

ORDINARY GENERAL SHAREHOLDERS’ MEETING

The Board of Directors has resolved to call the shareholders of Grifols, S.A. (the “Company”) to the Ordinary Shareholders’ Meeting that will be held on first call, at Avda. de la Generalitat 125-158, Polígono Can Sant Joan, Sant Cugat del Vallés, Barcelona (Spain), at 12:00 a.m. CET on May 23, 2012, and at the same place and time, on May 24, 2012, on second call, with the following

Agenda

First.	Review and approval, as the case may be, of the individual annual accounts and management report, as well as of the proposal for allocation of results relating to fiscal year ended December 31, 2011.

Second.	Review and approval, as the case may be, of the consolidated annual accounts and management report relating to fiscal year ended December 31, 2011.

Third.	Review and approval, as the case may be, of the performance of the Board of Directors throughout the fiscal year ended December 31, 2011.

Fourth.	Re-election of auditors of the individual annual accounts.

Fifth.	Re-election of auditors of the consolidated annual accounts.

Sixth.	Re-election of Board Members:

6.1.- Re-election of Mr. Víctor Grifols Roura.

6.2.- Re-election of Mr. Juan Ignacio Twose Roura.

6.3.- Re-election of Mr. Ramón Riera Roca.

6.4.- Re-election of Thorthol Holdings BV.

Seventh.	Approval of the Board Members’remuneration.

Eighth.	Consultative vote on the Annual Remuneration Report.

Ninth.	Granting of authorities in order to formalize and execute the resolutions passed at the General Shareholders’ Meeting.

It is stated that, pursuant to the provisions of the Company’s Articles of Association, only the shareholders who hold shares of Class A will have the right to vote regarding the items included on the agenda.

Supplement to the call and filing of new resolution proposals

Pursuant to the provisions of article 519 of the Companies Act (Ley de Sociedades de Capital), shareholders representing at least five percent of the share capital may request the publication of a supplement to this call, including one or more items on the agenda, and filing well-founded resolution proposals on matters already included or that should be included on the agenda, provided that the new items are duly justified or accompanied, as appropriate, by a substantied resolution proposal. This right may be exercised by means of verifiable notice that must be received at the registered office of the Company, within five days following publication of this notice of call or, as the case may be, of the supplement to the call. Such notice must provide evidence of the identity of the shareholders exercising such right and the number of shares they currently hold, as well as the items that, as the case may be, should be included on the agenda, and must be accompanied by all relevant documents.

Right to Information

As from the date hereof, any shareholder will have the right to examine at the registered office of the Company (calle Jesús y María, 6, 08022 Barcelona), to look up on the corporate web page (www.grifols.com), and to obtain on request the immediate delivery of the following documents, free of charge:

(i)	Proposed resolutions corresponding to each of the items included on the agenda of the General Shareholders’ Meeting;

(ii)	Individual and consolidated annual accounts of the Company relating to fiscal year ended December 31, 2011, together with the corresponding audit and management reports;

(iii)	Annual corporate governance report relating to fiscal year ended December 31, 2011;

(iv)	Annual report on the Board Members’ remuneration; and

(v)	Professional profile and biography of the Board Members whose re-election is proposed to the General Shareholders’ Meeting.

Additionally, pursuant to the provisions of articles 197, 272 and 520 of the Companies Act (Ley de Sociedades de Capital), article 39 of the Regulations of the Board of Directors and article 9 of the Regulations of the General Shareholders’ Meeting, the shareholders may request the Board of Directors in writing, from the date of publication of the notice of the call and until the seventh day before the date the General Shareholders’ Meeting is scheduled to be held, or verbally while the meeting is being held, the information and clarifications that they may deem necessary, or to raise any question they may deem pertinent regarding the items included on the agenda. Furthermore, shareholders may request, by the same deadline and form, any information or clarification or to raise any questions concerning the information accessible to the general public that has been provided by the Company to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) since the last General Shareholders’ Meeting (December 2, 2011) and regarding the auditor’s report.

Right to attend

All shareholders will have the right to attend the General Shareholders’ Meeting of the Company, as long as their shares are registered under their name in the corresponding accounting registry at least five days prior to the day on which the General Shareholders’ Meeting is to be held.

In order to exercise the right to attend, the shareholder must have the relevant attendance card issued for such purposes by the entities responsible for the accounting registry.

Any shareholder having the right to attend may be represented by another person, even if such person is not a shareholder. The representation shall be conferred on a special basis for this specific General Shareholders’ Meeting, in writing or via a distance communication means as set forth below.

Vote and distance voting

Shareholders may cast their vote regarding the proposals included on the agenda through the following distance communication systems:

(a)	by means of postal correspondence, by sending the attendance, delegation and distance voting card, duly signed and with indication of the direction of their vote, to the following address: Grifols, S.A. (Ref.: General Shareholders’ Meeting), calle Jesús y María, 6, 08022, Barcelona, Spain; and

(b)	by means of electronic communication, through the Company’s corporate web page (www.grifols.com), as long as the security of the electronic communications is ensured, and the electronic document through which the vote is casted includes a recognized electronic signature, pursuant to the provisions of the Electronic Signature Act (Ley de Firma Electrónica), or is considered valid by the Board of Directors because it fulfils the adequate guarantees on authenticity and identity of the voting shareholder.

Likewise, the shareholders may confer their representation, specifically for this General Shareholders’ Meeting, by the following distance communication systems:

(a)	by means of postal correspondence, by sending the relevant attendance card duly signed as appropriate, with indication of the name and the identity document of the shareholder granting the vote, to the following address: Grifols, S.A. (Ref.: General Shareholders’ Meeting), calle Jesús y María, 6, 08022 Barcelona, Spain; and

(b)	by means of electronic communication, through the Company’s corporate web page (www.grifols.com), as long as the security of the electronic communications is ensured and the electronic document through which the vote is casted includes a recognized electronic signature, pursuant to the provisions of the Electronic Signature Act (Ley de Firma Electrónica), or is considered valid by the Board of Directors because it fulfils the adequate guarantees on authenticity and identity of the voting shareholder.

The shareholder who confers his representation by distance communication systems must notify the appointed proxy of the representation conferred. When the representation is conferred to a Company’s Board Member and/or the Secretary and/or the Vice Secretary, such communication will be deemed to be made upon receipt by the Company of the distance delegation.

Distance delegations must be accepted by the proxy, not being able to join otherwise. For this purpose, all distance delegations in favor of individuals other than the Company’s Board Members and/or Secretary and/or Vice Secretary must be printed out, signed and submitted by the proxies, together with an identity document, to the personnel in charge of the shareholders registry on the date and place where the meeting is to be held, within the hour immediately prior to its scheduled start.

Moreover, the delegation card duly completed and signed may also be submitted by the proxy physically attending the Meeting, together with an identity document, to the personnel in charge of the shareholders registry on the date and place where the General Shareholders’ Meeting is to be held, within the hour immediately prior to its scheduled start.

In order to be valid, both the vote and the distance delegation must be received by the Company at least five (5) days prior to the date set for the General Shareholders’ Meeting.

The Company reserves the right to modify, suspend, cancel or restrict the mechanisms for electronic voting and delegation for technical or security reasons. The Company further reserves the right to request such additional identification from the shareholders as may be deemed convenient in order to ensure the identity of those attending the meeting, the authenticity of the vote or the delegation and, in general, the legal certainty of the General Shareholders’ Meeting being held.

The Company will not be liable for damages that may be caused to shareholders due to the lack of availability and effective operation of its corporate web page and of the services or contents provided through such page as a result of any failure, overload, line failure, connection fault or similar events not attributable to the Company that may impede use of the electronic voting or delegation systems.

Computer application for casting the vote and the delegation through electronic means will be operative as of May 9, 2012, at 00:00:01 hrs. CET and up to May 17, 2012, at 23:59:59 hrs CET.

Participation of a Notary at the Meeting

The Board of Directors has resolved to request the presence of a Notary in order to draw up the minutes of the General Shareholders’ Meeting, pursuant the provisions of article 203 of the Companies Act (Ley de Sociedades de Capital).

Personal Data

Personal data sent by the shareholders to the Company to exercise their information, attendance and representation rights at the General Shareholders’ Meeting or the personal data provided for such purpose by the entities which are the depositaries of the shares held by such shareholders, shall be processed by the Company to manage the development, compliance with and control of the existing shareholder relationship as well as the organization and arrangements of the General Shareholders’ Meeting. Moreover, the data collected will be incorporated into files for which the Company is responsible, the purpose of which is the management of all matters related to the development of the General Shareholders’ Meeting. Shareholders have a period of thirty (30) days as from the date on which the Meeting is held to oppose such processing, by sending a request to the registered office of the Company (calle Jesús y Maria, 6, 08022, Barcelona). Upon expiration of such period, the shareholder’s consent will be deemed to be granted. Shareholders may exercise their rights of access, correction, opposition and cancellation by sending a letter accompanied by an identity card or equivalent identity document addressed to the registered office of the Company, to the attention of the Secretary of the Board of Directors.

Expected date of the General Shareholders’ Meeting

THE SHAREHOLDERS ARE INFORMED THAT THE GENERAL SHAREHOLDERS’ MEETING WILL FORESEEABLY BE HELD ON SECOND CALL, ON MAY 24, 2012, AT 12.00 HOURS CET, AT THE PLACE FIRST WRITTEN ABOVE.

Transport

On May 24, 2012, the shareholders will have at their disposal a transportation service, free of charges, between the station of Sant Joan (Vallès line of the Catalan Railway Network - FGC) and the Company’s offices where the General Shareholders’ Meeting is to be held, running from 11:15 a.m. to 11:45 a.m. CET from the station, and from 1:15 p.m. CET from the Company’s offices.

In Barcelona, on the 19th of April, 2012

The Secretary to the Board

Raimon Grifols Roura

[THIS DOCUMENT CONSTITUTES A TRANSLATION INTO ENGLISH OF THE OFFICIAL SPANISH

VERSION OF THE NOTICE OF CALL OF THE GENERAL SHAREHOLDERS’ MEETING OF THE

COMPANY. IN CASE OF DISCREPANCIES, THE OFFICIAL SPANISH VERSION SHALL PREVAIL]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
Name:	David I. Bell
Title:	Authorized Signatory

Date: April 20, 2012